  CNA

---------------------------------------------------------------------------------------------------------------------------------------
                                                                                   INVESTMENT COMPANY FIDELITY          Declarations
                                                                                                                                BOND
-------------------------------                                                                               -------------------------
  CUSTOMER NUMBER                                                                                              DATE ISSUED
-------------------------------                                                                               -------------------------
               314722                                                                                          04/03/2008
---------------------------------------------------------------------------------------------------------------------------------------
  POLICY NUMBER                                     COVERAGE IS PROVIDED BY                                    PRODUCER NO.
---------------------------------------------------------------------------------------------------------------------------------------
            287018953-08                            Columbia Casualty Company                                  712637
                                                    (herein called 'Underwriter')
---------------------------------------------------------------------------------------------------------------------------------------
  NAMED INSURED AND ADDRESS                                           PRODUCER
---------------------------------------------------------------------------------------------------------------------------------------
  Item 1.     MACC Private Equities Inc.                              AON Financial Services Group
              (herein called `Insured')                               4100 E. Mississippi Avenue Suite 1300
              101 Second Street SE, Suite 800                         Denver, CO 80246
              Cedar Rapids, IA 52401
---------------------------------------------------------------------------------------------------------------------------------------

 Item 2. Policy Period:              From 12:01 a.m. on 02/15/2008 to 12:01 a.m. on 02/15/2009 standard time.
 Item 3. Limit of Liability:         $ 400,000 per Loss.

          Provided,  however that if specific limits,  either greater or lesser, are inserted  opposite any specified  INSURING  CLAUSE,  such specific limits shall be applicable  to such  INSURING  CLAUSES in lieu of, and not in  addition  to, such bond  limit.  If "NOT  COVERED" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other  reference  to such  INSURING  CLAUSE  shall be deemed to be deleted from this bond.
                                                                                LIMIT OF
           INSURING CLAUSE                                                      LIABILITY                      DEDUCTIBLE
           ---------------                                                      ---------                      ----------

           1.   Employee                                                          $400,000                       $10,000**
           2.   Premises                                                          $400,000                       $10,000
           3.   Transit                                                           $400,000                       $10,000
           4.   Forgery or Alteration                                             $400,000                       $10,000
           5.   Extended Forgery                                                  $400,000                       $10,000
           6.   Counterfeit Currency                                              $400,000                       $10,000
           7.   Threats to Persons                                                Not Covered                    Not Covered
           8.   Computer Systems                                                  $400,000                       $10,000
           9.   Voice Initiated Transaction                                       $400,000                       $10,000
           10.  Uncollectible Items of Deposit                                    $100,000                       $10,000
           11.  Audit Expense                                                      $50,000                        $5,000
        ** There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment
                                                                                                            Company

Item 4. The liability of the Underwriter is also subject to the terms of the following endorsements executed simultaneously herewith: SR5109a, PRO-4144-A, GSL7207XX

Item 5. Notice of claim should be sent to the Underwriter at:      CNA Pro
                                                                   Fidelity-Bonding
                                                                   40 Wall Street
                                                                   New York, New York 10005

IN WITNESS  WHFREOF,  the  Underwriter  has caused this bond to be signed by its
Chairman and Secretary, at Chicago,  Illinois, but the same shall not be binding upon the Underwriter unless countersigned by a duly authorized representative or attomey-in-fact of the Underwriter

                Chairman of the Board           Seceretary

                                Authorized Representative:_____________________

CNA

The UNDERWRITER,  in consideration of the required  premium,  and in reliance on the APPLICATION and all other  statements made and information  furnished to the
UNDERWRITER by the INSURED,  and subject to the DECLARATIONS made a part of this bond and to all  other  terms and  conditions  of this  bond,  agrees to pay the
INSURED for:

                                INSURING CLAUSES

  1.      EMPLOYEE COVERAGE

     Loss  resulting  directly  from  Larceny or  Embezzlement  committed by any
     Employee, alone or in collusion with others.

  2.      PREMISES COVERAGE

          A.       PROPERTY

     Loss of Property resulting directly from robbery,  burglary,  common-law or
     statutory  larceny,   hold-up,   misplacement,   mysterious   unexplainable
     disappearance,  damage,  destruction  or  abstraction  or removal  from the possession,  custody or  control of the  INSURED,  while such  Property  is lodged or deposited within any offices or premises located anywhere.

         B.       OFFICES AND EQUIPMENT

     Loss  of,  or  damage  to  furnishings,   fixtures,  stationery,  supplies,
     equipment,  safes or vaults (but excluding all electronic  data  processing equipment)  within any of the  INSURED'S  offices  resulting  directly from robbery,  burglary,  common  law or  statutory  larceny  or hold-up of such offices, or attempt thereat, or by vandalism or malicious mischief, or loss through  damage to any office  resulting  directly from robbery,  burglary, common law or  statutory  larceny or hold-up of such  office,  or  attempts thereat,  or to the  interior of any such office by  vandalism or malicious mischief,  provided,  in any event  that the  INSURED  is the owner of such offices, furnishings,  fixtures, stationery,  supplies, equipment, safes or vaults or is  legally  liable  for such loss or  damage  always  excepting, however, a loss or damage through fire.

  3.      TRANSIT COVERAGE

     Loss of Property resulting  directly from robbery,  common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage to or destruction of, while the Property is in transit anywhere:

     a.   in an armored motor vehicle, including loading and unloading thereof,
     b.   in the  custody  of a  natural  person  acting as a  messenger  of the
          INSURED, or
     c.   in the custody of a Transportation  Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered  Property  transported  in  such  manner  is  limited  to  the following:

          I.   written records,
          II.  securities  issued in  registered  form which are not endorsed or are restrictively  endorsed,  or
          Ill. negotiable  instruments  not  payable  to  bearer,  which are not endorsed or are restrictively endorsed.

                                                                     Page 1 of 15

CNA:
     Coverage  under this INSURING  CLAUSE begins  immediately on the receipt of such Property by the natural person acting as a messenger or Transportation
     Company and ends  immediately  on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

4.        FORGERY OR ALTERATION COVERAGE Loss resulting directly from:

     a.   Forgery or fraudulent  material  alteration  of, on or in any bills of exchange,  checks,  drafts,  acceptances,  certificates  of  deposits,
          promissory  notes,  due  bills,  money  orders,   orders  upon  public
          treasuries,  letters  of credit,  other  written  promises,  orders or directions  to  pay  sums  certain  in  money,  or  receipts  for  the withdrawal of Property, or
     b.   transferring,  paying or delivering  any funds or other  Property,  or establishing any credit or giving any value in reliance on any written
          instructions,   advices,  or  applications  directed  to  the  INSURED
          authorizing  or  acknowledging  the  transfer,  payment,  delivery  or receipt of funds or other  Property,  which  instructions,  advices or applications purport to bear the handwritten signature of any customer of  the  INSURED,  or  shareholder  or  subscriber  to  shares  of  an
          Investment  Company,  or of any banking  institution,  stockbroker  or
          Employee but which instructions or applications  either bear a Forgery or a fraudulent  material alteration without the knowledge and consent
          of  such  customer,   shareholder,   subscriber  to  shares,   banking
          institution, stockbroker, or Employee;

     excluding,  however,  under this  INSURING  CLAUSE any loss  covered  under
     INSURING  CLAUSE 5. of this bond,  whether  or not  coverage  for  INSURING
     CLAUSE 5. is provided for in the DECLARATIONS of this bond.

     A  mechanically  reproduced  facsimile  signature  is treated the same as a handwritten signature.

5. EXTENDED FORGERY COVERAGE

      Loss resulting  directly from the INSURED having in good faith, and in the ordinary course of business, whether for its own account or for the account of others, in any capacity:

     a.   acquired,  accepted  or  received,  sold or  delivered,  given  value, extended  credit,  or assumed  liability in reliance upon any original
          Securities, documents or other written instruments which prove:

          I.   to bear a Forgery or fraudulent material alteration,
          II.  to have been lost or stolen, or
          III. to be Counterfeit, or

     b.   guaranteed in writing or witnessed any signatures  upon any transfers,
          assignments,   bills  of  sale,   powers  of   attorney,   guarantees,
          endorsements  or  other  obligations  upon or in  connection  with any
          Securities,  documents  or other  written  instruments  which  pass or purport to pass title to them.

          Actual physical possession,  and continued actual physical possession, of such  Securities,  documents  or other  written  instruments  by an
          Employee,   Custodian,   or  a  Federal  or  State  chartered  deposit
          institution  is a condition  precedent to the INSURED having relied on such items.  Release or return of such items is an  acknowledgment  by the INSURED that it no longer relies on such items.

     A  mechanically  reproduced  facsimile  signature  is treated the same as a handwritten signature.

                                                                     Page 2 of 15

CNA

6. COUNTERFEIT CURRENCY COVERAGE

     Loss resulting directly from the receipt by the INSURED,  in good faith, of any Counterfeit money orders, currencies or coin of any country.

7. THREATS TO PERSONS COVERAGE

     Loss  resulting  directly from surrender of Property away from an office of the  INSURED  as a result of a threat  communicated  to the  INSURED  to do bodily harm to an Employee as defined in paragraphs (1), (2) and (5) of the definition,  a Relative or invitee of such  Employee,  or a resident of the household of such  Employee,  who is, or  allegedly  is, being held captive provided, however, that prior to the surrender of such Property:

     a.   the Employee  who receives the threat has made a reasonable  effort to notify an officer of the INSURED who is not  involved in such  threat,
          and
     b.   the INSURED has made a reasonable  effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

     It is agreed that for purposes of the INSURING CLAUSE,  any Employee of the
     INSURED, as set forth in the preceding paragraph,  shall be deemed to be an
     INSURED  hereunder,  but only  with  respect  to the  surrender  of  money, securities and other tangible  personal property in which such Employee has a legal or equitable interest.

8. COMPUTER SYSTEMS COVERAGE

     Loss  resulting  directly from  fraudulent  entry of data into or change of data elements or programs within the INSURED'S  proprietary Computer System or a Computer  System  operated or used by the INSURED and  declared in the
     APPLICATION, provided that the fraudulent entry or change causes:

     a.   Property to be transferred, paid or delivered,
     b.   an account of the INSURED, or of its customer,  to be added,  deleted, debited,  or credited,  or c. an unauthorized  account or a fictitious account to be debited or credited.

9. VOICE INITIATED TRANSACTION COVERAGE

     Loss resulting directly from a Voice Initiated  Transaction directed to the
     INSURED  authorizing  the transfer of dividends or  redemption  proceeds of
     Investment  Company shares from a Customer's  account,  provided such Voice
     Initiated Transaction was:

     a.   received at the  INSURED'S  offices by those  Employees of the INSURED specifically authorized to receive the Voice Initiated Transaction,
     b.   made by a person purporting to be a Customer, and
     c.   made by said person for the purpose of causing the INSURED or Customer to sustain a loss or making an improper  personal  financial  gain for such person or any other person.

     In order for  coverage  to apply  under  this  INSURING  CLAUSE,  all Voice
     Initiated  Transactions  must be received and processed in accordance  with the  Designated  Procedures  outlined in the  APPLICATION  furnished to the
     UNDERWRITER.

                                                                     Page 3 of 15

CNA

10. UNCOLLECTIBLE ITEMS OF DEPOSIT COVERAGE

     Loss resulting  directly from the INSURED  having  credited an account of a customer,  shareholder  or  subscriber on the faith of any Items of Deposit which  prove  to be  uncollectible,  provided  that the  crediting  of said account causes:

     a.   redemption's  or withdrawals to be permitted,
     b.   shares to be issued, or
     c.   dividends to be paid, from an account of an Investment Company.

     In order for coverage to apply under this INSURING CLAUSE, the INSURED must hold  Items  of  Deposit  for the  minimum  number  of days  stated  in the
     APPLICATION before permitting any redemption's or withdrawals,  issuing any shares or paying any dividends with respect to such Items of Deposit.

     Items of  Deposit  shall not be deemed  uncollectible  until the  INSURED'S standard collection procedures have failed.

11. AUDIT EXPENSE COVERAGE

     Reasonable  expense  incurred  by the  INSURED for that part of an audit or
     examination   required  by  any   governmental   regulatory   authority  or
     self-regulatory  organization  and actually  conducted  by such  authority, organization  or  their  appointee  by  reason  of the  discovery  of  loss sustained by the INSURED and covered by this bond.

                           CONDITIONS AND LIMITATIONS

1. EXCLUSIONS

     A. GENERAL EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES This bond does not directly or indirectly cover:
     (1)  loss not reported to the  UNDERWRITER  in writing  within  thirty (30)
          days after termination of this bond as an entirety;
     (2)  loss due to riot or civil  commotion  outside  the  United  States  of
          America  and  Canada,  or any loss due to  military,  naval or usurped power, war or insurrection. However, this exclusion shall not apply to loss which occurs in transit in the circumstances  recited in INSURING
          CLAUSE 3.,  provided that when such transit was initiated there was no knowledge  on the part of any person  acting  for the  INSURED of such riot,  civil  commotion,  military,  naval or  usurped  power,  war or insurrection;
     (3)  loss  resulting  from  dishonest  acts by any  member  of the Board of
          Directors  or Board of Trustees of the INSURED who is not an Employee,
          acting alone or in collusion with others;
     (4)  loss, or that part of any loss, resulting solely from any violation by the  INSURED or by any  Employee of any law,  or rule,  or  regulation pursuant to any law regulating:

          a.   the issuance, purchase or sale of securities,
          b.   transactions   on  security  or   commodity   exchanges   or  the
               over-the-counter markets,

                                                                     Page 4 of 15

CNA

          c.   investment companies, or
          d.   investment advisors;
     (5)  loss of potential income  including,  but not limited to, interest and dividends  not  realized  by the  INSURED  or by any  customer  of the
          INSURED;
     (6)  loss resulting from indirect or consequential loss of any nature;
     (7)  damages of any type for which the  INSURED is legally  liable,  except compensatory  damages (but not multiples  thereof) arising from a loss covered under this bond;
     (8)  loss  resulting  from the  effects  of  nuclear  fission  or fusion or radioactivity;
     (9)  loss resulting from the theft of confidential information, material or data;
     (10) costs, fees and expenses  incurred by the INSURED in  establishing the existence or amount of loss under this bond,  provided  however,  this
          EXCLUSION shall not apply to INSURING CLAUSE 11.;
     (11) loss resulting from voice requests or  instructions  received over the telephone,  provided  however,  this  EXCLUSION  shall  not  apply  to
          INSURING CLAUSE 7. or 9.

     B. SPECIFIC  EXCLUSIONS  APPLICABLE TO ALL INSURING CLAUSES EXCEPT INSURING
CLAUSE 1.

     This bond does not directly or indirectly cover:

     (1) loss caused by an Employee, provided, however, this EXCLUSION shall not apply to loss  covered  under  INSURING  CLAUSE 2. or 3. which  results directly from misplacement,  mysterious unexplainable disappearance, or damage to or destruction of Property;
     (2) loss  through the  surrender  of  Property  away from an office of the
         INSURED as a result of a threat:
          a.   to do bodily  harm to any  person,  except  loss of  Property  in transit in the custody of any person  acting as  messenger of the
               INSURED,  provided that when such transit was initiated there was no  knowledge  by the INSURED of any such  threat,  and  provided further that this  EXCLUSION  shall not apply to INSURING  CLAUSE
               7., or
          b.   to do damage to the premises or property of the INSURED;

     (3) loss  involving  Items of Deposit  which are not  finally  paid for any reason  provided  however,  that  this  EXCLUSION  shall  not  apply to
         INSURING CLAUSE 10.;

     (4) loss  resulting  from  payments  made or  withdrawals  from any account involving erroneous credits to such account;

     (5) loss of Property while in the mail:

     (6) loss of  Property  while in the  custody of a  Transportation  Company, provided  however,  that this  EXCLUSION  shall  not apply to  INSURING
         CLAUSE 3.;

     (7) loss  resulting  from the  failure  for any  reason of a  financial  or depository  institution,  its  receiver or other  liquidator  to pay or deliver funds or other  Property to the INSURED  provided  further that this EXCLUSION shall not apply to loss of Property  resulting  directly from robbery, burglary, hold-up,

                                                                     Page 5 of 15

CNA
         misplacement,    mysterious   unexplainable   disappearance,    damage,
         destruction or abstraction  from the possession,  custody or control of the INSURED.

     C. EXCLUSIONS  APPLICABLE TO ALL INSURING  CLAUSES EXCEPT INSURING  CLAUSES
     1., 4., 5. This bond does not directly or indirectly cover:
     (1)  loss resulting from forgery or any alteration;
     (2)  loss resulting from the complete or partial  non-payment of or default on any loan  whether  such loan was  procured in good faith or through trick, artifice, fraud or false pretenses;
     (3)  loss involving a counterfeit  provided,  however, this EXCLUSION shall not apply to INSURING CLAUSE 5. or 6.

2.       DISCOVERY

     This bond applies only to loss first  discovered by any partner,  director, trustee,  officer or  supervisory  employee of the INSURED  during the BOND
     PERIOD. Discovery occurs at the earlier of such individuals being aware of;
     a.   facts  which may  subsequently  result in a loss of a type  covered by this bond, or
     b.   an actual or  potential  claim in which it is alleged that the INSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred,  even though the amount of loss does not exceed the applicable  DEDUCTIBLE  AMOUNT or the exact amount or details of loss may not then be known.

3.       NOTICE TO UNDERWRITER - PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER
     a.   At the earliest  practicable  moment,  not to exceed  thirty (30) days after discovery of loss, the INSURED shall give the UNDERWRITER notice thereof.
     b.   Within six (6) months after such discovery,  the INSURED shall furnish
          to  the   UNDERWRITER   proof  of  loss,  duly  sworn  to,  with  full
          particulars.
     c.   Securities   listed  in  a  proof  of  loss  shall  be  identified  by
          certificate or bond numbers, if issued with them.
     d.   Legal  proceedings  for the recovery of any loss under this bond shall not be brought  prior to the  expiration  of sixty (60) days after the proof of loss is filed with the UNDERWRITER or after the expiration of twenty-four (24) months from the discovery of such loss.
     e.   This bond affords  coverage  only in favor of the  INSURED.  No claim, suit,  action or legal proceedings shall be brought under this bond by anyone other than the INSURED.

4.       LIMIT OF LIABILITY/NON - REDUCTION AND NON-ACCUMULATION OF LIABILITY

     At all times prior to termination of this bond, this bond shall continue in force for the limit  stated in the  applicable  sections  of ITEM 3. of the
     DECLARATIONS,  notwithstanding  any previous loss for which the UNDERWRITER may have paid or be liable to pay under this bond provided,  however,  that the liability of the  UNDERWRITER  under this bond with respect to all loss resulting from:

     a.  any one act of burglary,  robbery or hold-up,  or attempt  thereat,  in which no Employee is concerned or implicated, or

                                                                     Page 6 of 15

CNA

     b.   any one  unintentional  or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or
     c.   all acts,  other than those  specified in a. above, of any one person,
          or
     d.   any one casualty or event other than those  specified in a., b., or c.
          above,

     shall be deemed to be one loss and shall be limited to the applicable LIMIT
     OF  LIABILITY   stated  in  ITEM  3.  of  the  DECLARATIONS  of  this  bond irrespective  of the total  amount of such loss or losses  and shall not be cumulative in amounts from year to year or from period to period.

     All acts, as specified in c. above, of any one person which

     i.   directly  or  indirectly  aid in any way  wrongful  acts of any  other person or persons, or
     ii.  permit  the  continuation  of  wrongful  acts of any  other  person or persons

     whether  such acts are  committed  with or  without  the  knowledge  of the wrongful  acts of the person so aided,  and whether such acts are committed with or without the intent to aid such other person,  shall be deemed to be one loss with the wrongful acts of all persons so aided.

5. DEDUCTIBLE

     The UNDERWRITER shall not be liable under any INSURING CLAUSES of this bond on account of loss unless the amount of such loss,  after deducting the net amount  of all  reimbursement  and/or  recovery  obtained  or  made  by the
     INSURED,  other  than  from any bond or policy  of  insurance  issued by an insurance  company and covering such loss, or by the UNDERWRITER on account thereof prior to payment by the UNDERWRITER of such loss,  shall exceed the
     DEDUCTIBLE  AMOUNT set forth in ITEM 4. of the  DECLARATIONS,  and then for such excess  only,  but in no event for more than the  applicable  LIMIT OF
     LIABILITY stated in ITEM 3. of the DECLARATIONS.

     There shall be no deductible  applicable to any loss under INSURING  CLAUSE
     1. sustained by any Investment Company.

6. COURT COSTS AND ATTORNEYS' FEES

     The  UNDERWRITER  will indemnify the INSURED for court costs and reasonable attorneys' fees incurred and paid by the INSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled,  of any claim,  suit or legal proceeding with respect to which the
     INSURED  would be  entitled  to  recovery  under this bond.  However,  with respect to INSURING  CLAUSE 1. this  Section  shall only apply in the event that:

     a.   an Employee admits to being guilty of Larceny or Embezzlement,
     b.   an Employee is adjudicated to be guilty of Larceny or Embezzlement, or
     c.   in the absence of a. or b. above, an arbitration panel agrees, after a review of an agreed statement of facts between the UNDERWRITER and the
          INSURED,  that an  Employee  would  be  found  guilty  of  Larceny  or
          Embezzlement if such Employee were prosecuted.

     The INSURED shall promptly give notice to the  UNDERWRITER of any such suit or legal  proceeding  and at the request of the  UNDERWRITER  shall furnish copies  of all  pleadings  and  pertinent  papers to the  UNDERWRITER.  The
     UNDERWRITER may, at its sole option, elect to conduct the defense of all or part of such legal  proceeding.  The defense by the UNDERWRITER shall be in the name of the INSURED through attorneys selected by the UNDERWRITER.  The
     INSURED shall provide all reasonable information and assistance as required by the UNDERWRITER for such defense.

                                                                     Page 7 of 15

CNA:

     If the amount demanded in any such suit or legal proceeding is greater than the  LIMIT  OF  LIABILITY  stated  in ITEM 3. of the  DECLARATIONS  for the applicable  INSURING CLAUSE,  or if a DEDUCTIBLE  AMOUNT is applicable,  or both,  the  UNDERWRITER'S  liability  for court costs and  attorneys'  fees incurred in defending  all or part of such legal  proceeding  is limited to the  proportion of such court costs and  attorneys'  fees incurred that the
     LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS for the applicable
     INSURING  CLAUSE bears to the total of the amount  demanded in such suit or legal proceeding.

     Amounts paid by the  UNDERWRITER  for court costs and attorneys' fees shall be in  addition  to the  LIMIT  OF  LIABILITY  stated  in  ITEM  3.  of the
     DECLARATIONS.

     If the UNDERWRITER  declines to defend the INSURED,  no settlement  without the prior  written  consent of the  UNDERWRITER  nor  judgment  against the
     INSURED shall  determine the existence,  extent or amount of coverage under this bond, and the UNDERWRITER  shall not be liable for any costs, fees and expenses incurred by the INSURED.

7.       VALUATION OF PROPERTY

     The value of any loss of  Property  other  than  books of  account or other records  used by the  INSURED in the conduct of its  business,  for which a claim is made  shall be  determined  by the  average  market  value of such
     Property on the business day immediately  preceding  discovery of such loss provided,  however,  that the value of any Property replaced by the INSURED with the  consent of the  UNDERWRITER  and prior to the  settlement  of any claim  for  such  Property  shall  be  actual  market  value at the time of replacement.

     In the case of a loss of interim  certificates,  warrants,  rights or other securities,  the  production  of  which is  necessary  to the  exercise  of subscription,  conversion,  redemption or deposit privileges,  the value of them shall be the market  value of such  privileges  immediately  preceding their  expiration  if  said  loss  is  not  discovered  until  after  their expiration.  If no market  price is quoted  for such  Property  or for such privileges, the value shall be fixed by agreement between the parties.

     The value of any loss of Property  consisting  of books of account or other records  used by the  INSURED in the conduct of its  business  shall be the amount paid by the INSURED for blank books, blank pages, or other materials which replace the lost books of account or other records,  plus the cost of labor paid by the INSURED for the actual  transcription  or copying of data to reproduce such books of account or other records.

8.       VALUATION OF PREMISES AND FURNISHINGS

     In the  case of loss or  damage  to any  office  of the  INSURED  or to the furnishings,  fixtures,  stationery,  supplies, equipment, safes or vaults, the  UNDERWRITER  shall not be liable for more than the  actual  cash value thereof,  or for more than the actual cost of  replacement  or repair.  The
     UNDERWRITER  may, at its election,  pay such actual cash value or make such replacement or repair. If the UNDERWRITER and the INSURED cannot agree upon the actual  cash value or the cost of  replacement  or repair,  it shall be determined by arbitration.

                                                                     Page 8 of 15

CNA

9. SECURITIES SETTLEMENT

     In the  event  of a  loss  of  securities  covered  under  this  bond,  the
     UNDERWRITER may, at its sole discretion,  purchase replacement  securities, tender the value of the  securities  in money,  or issue its  indemnity  to effect replacement securities.

     The  indemnity  required  from the INSURED  under the terms of this Section against  all  loss,  cost  or  expense  arising  from  the  replacement  of securities by the UNDERWRITER'S indemnity shall be:

     a.   for  securities  having a value  less than or equal to the  applicable
          DEDUCTIBLE AMOUNT one hundred (100% percent);
     b.   for securities  having a value in excess of the DEDUCTIBLE  AMOUNT but within the  applicable  LIMIT OF LIABILITY-  the  percentage  that the
          DEDUCTIBLE AMOUNT bears to the value of the securities;
     c.   for  securities  having a value greater than the  applicable  LIMIT OF
          LIABILITY the  percentage  that the  DEDUCTIBLE  AMOUNT and portion in excess of the applicable  LIMIT OF LIABILITY bears to the value of the securities.

     The value  referred  to in a., b., and c. above is the value in  accordance with  SECTION 8,  VALUATION OF  PROPERTY,  regardless  of the value of such securities  at the time the  loss  under  the  UNDERWRITER'S  indemnity  is sustained.

     The UNDERWRITER is not required to issue its indemnity for any portion of a loss of  securities  which  is not  covered  by  this  bond;  however,  the
     UNDERWRITER  may do so as a  courtesy  to  the  INSURED  and  at  its  sole discretion.

     The INSURED shall pay the  proportion of the  UNDERWRITER'S  premium charge for the  UNDERWRITER'S  indemnity as set forth in a., b., and c. above.  No portion of the LIMIT OF  LIABILITY  shall be used as payment of premium for any indemnity purchased by the INSURED to obtain replacement securities.

10. SUBROGATION - ASSIGNMENT-RECOVERY

     In the  event of a  payment  under  this  bond,  the  UNDERWRITER  shall be subrogated to all of the INSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the INSURED shall deliver to the  UNDERWRITER  an  assignment  of the  INSURED'S  rights,  title  and interest and causes of action against any person or entity to the extent of such payment.

     Recoveries, whether effected by the UNDERWRITER or by the INSURED, shall be applied net of the expense of such recovery,  first to the  satisfaction of the INSURED'S  loss which would  otherwise  have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,  second,  to the
     UNDERWRITER in  satisfaction of amounts paid in settlement of the INSURED'S claim  and  third,  to  the  INSURED  in  satisfaction  of  the  applicable
     DEDUCTIBLE  AMOUNT.  Recovery  from  reinsurance  and/or  indemnity  of the
     UNDERWRITER shall not be deemed a recovery under this section.

11. COOPERATION OF INSURED

     At the UNDERWRITER'S  request and at reasonable times and places designated by  the  UNDERWRITER  the  INSURED  shall  submit  to  examination  by  the
     UNDERWRITER  and  subscribe  to  the  same  under  oath,  produce  for  the
     UNDERWRITER'S  examination  all pertinent  records,  and cooperate with the
     UNDERWRITER in all matters pertaining to the loss.

                                                                    Page 9 of 15

CNA

      The INSURED  shall  execute all papers and render  assistance to secure to the  UNDERWRITER  the rights and causes of action  provided for under this bond.  The INSURED shall do nothing after loss to prejudice such rights or causes of action.

 12. OTHER INSURANCE

      Coverage  under  this bond shall  apply only as excess  over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of the INSURED, a Transportation Company, or another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

 13. ADDITIONAL COMPANIES INCLUDED AS INSURED

      If more than one corporation, or Investment Company, or any combination of them is included as the INSURED herein:

     a.   The total  liability  of the  UNDERWRITER  under this bond for loss or losses  sustained  by any one or more or all of them  shall not exceed the limit for which the UNDERWRITER would be liable under this bond if all such losses were sustained by any one of them.
     b.   Only the first named  INSURED  shall be deemed to be the sole agent of the others for all purposes under this bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of  effecting or accepting  any  amendments  to or
          termination  of  this  bond.  The   UNDERWRITER   shall  furnish  each
          Investment  Company  with a copy of the bond  and  with any  amendment thereto,  together  with a copy of each formal  filing of claim by any other named INSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.
     c.   The UNDERWRITER shall not be responsible for the proper application of any payment made hereunder to the first named INSURED.
     d.   Knowledge  possessed  or  discovery  made  by any  partner,  director,
          trustee,   officer  or  supervisory  employee  of  any  INSURED  shall constitute knowledge or discovery by all the INSUREDS for the purposes of this bond.
     e.   If the first named  INSURED  ceases for any reason to be covered under this bond, then the INSURED next named shall  thereafter be considered as the first named INSURED for the purpose of this bond.

 14.  ADDITIONAL  OFFICES OR  EMPLOYEES -  CONSOLIDATION,  MERGER OR PURCHASE OR
      ACQUISITION OF ASSETS OR LIABILITIES - NOTICE TO UNDERWRITER

      If the INSURED,  other than an Investment  Company,  while this bond is in force,  merges or  consolidates  with, or purchases or acquires  assets or liabilities  of  another  institution,  the  INSURED  shall  not  have the coverage afforded under this bond for loss which:

     a.   has occurred or will occur in offices or on premises, or
     b.   has been caused or will be caused by an employee or employees, or
     c.   has  arisen or will arise out of the  assets or  liabilities  acquired unless the INSURED

          i.   gives   the   UNDERWRITER   written   notice   of  the   proposed
               consolidation,  merger or  purchase or  acquisition  of assets or liabilities prior to the proposed  effective date of such action,
               and

                                                                   Page 10 of 15

CNA
         ii.  obtains the written  consent of the  UNDERWRITER to extend some or all of the  coverage  provided  by this  bond  to such  additional exposure, and
         iii: on obtaining such consent pays to the UNDERWRITER an additional premium.

15. CHANGE OF CONTROL - NOTICE TO UNDERWRITER

      When  the  INSURED  learns  of a  change  in  control  (other  than  in an
      Investment  Company),  as set forth in Section 2(a) (9) of the  Investment
      Company  Act of 1940,  the  INSURED  shall  within  thirty  (30) days give written notice to the UNDERWRITER setting forth:
     a.   the  names of the  transferors  and  transferees  (or the names of the beneficial  owners if the voting  securities are registered in another name),
     b.   the total number of voting securities owned by the transferors and the transferees (or the beneficial  owners),  both immediately  before and after the transfer, and
     c.   the total number of outstanding voting securities.

      Failure  to give the  required  notice  shall  result  in  termination  of coverage for any loss involving a transferee,  to be effective on the date of such change in control.

16. REPRESENTATIONS MADE BY INSURED

      The  INSURED  represents  that all  information  it has  furnished  in the
      APPLICATION for this bond or otherwise is complete, true and correct. Such
      APPLICATION and other information constitute part of this bond.

      The INSURED must promptly notify the UNDERWRITER of any change in any fact
      or  circumstance   which  materially  affects  the  risk  assumed  by  the
      UNDERWRITER under this bond.

      Any misrepresentation,  omission,  concealment or incorrect statement of a material  fact,  in the  APPLICATION  or  otherwise,  shall be grounds for rescission of this bond.

17. TERMINATION - CANCELLATION

      If the bond is for a sole INSURED,  it shall not be terminated or canceled unless  written  notice  shall have been given by the acting  party to the affected party and to the Securities and Exchange Commission,  Washington,
      D.C.,  not less than sixty (60) days prior to the  effective  date of such termination or cancellation.

      If the bond is for a joint INSURED, it shall not be terminated or canceled unless  written  notice  shall have been given by the acting  party to the affected party, and by the UNDERWRITER to all INSURED Investment Companies
      and to the Securities and Exchange Commission,  Washington, D.C., not less than sixty (60) days prior to the effective  date of such  termination  or cancellation.

      This bond will  terminate as to any one INSURED,  other than an Investment
      Company,  immediately  on the taking over of such INSURED by a receiver or other liquidator or by State or Federal  officials,  or immediately on the filing of a  petition  under  any State or  Federal  statute  relative  to bankruptcy or reorganization of the INSURED, or assignment for the benefit of creditors of the INSURED,  or immediately  upon such INSURED ceasing to exist,  whether through merger into another entity,  disposition of all of its assets or otherwise.

                                                                   Page 11 of 15

CNA

     The UNDERWRITER  shall refund the unearned  premium computed at short rates
     in  accordance  with  the  standard  short  rate  cancellation   tables  if
     terminated by the INSURED or pro rata if  terminated  for any other reason.
     Coverage will terminate as to any Employee:

     a.   immediately  on  any  partner,   director,   trustee,  or  officer  or
          supervisory  employee  not  acting in  collusion  with such  Employee, learning of any  dishonest act committed by such Employee at any time, whether in the employment of the INSURED or otherwise,  whether or not such act is of the type covered under this bond,  and whether  against the INSURED or any other person or entity, or
     b.   sixty  (60)  days  after  the  receipt  by  each  INSURED  and  by the
          Securities  and Exchange  Commission,  Washington,  D.C., of a written notice from the UNDERWRITER of its desire to terminate this bond as to such Employee.

 18. CHANGE OR MODIFICATION

     This bond or any  instrument  amending  or  affecting  this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an authorized representative of the UNDERWRITER.

     If this bond is for a sole INSURED,  no change or modification  which would adversely  affect the rights of the  INSURED  shall be  effective  prior to sixty (60) days after written  notice has been  furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

     If this bond is for a joint INSURED,  no change or modification which would adversely  affect the rights of the  INSURED  shall be  effective  prior to sixty (60) days after  written  notice has been  furnished  to all  insured
     Investment  Companies  and  to  the  Securities  and  Exchange  Commission,
     Washington, D.C., by the UNDERWRITER.

                                   DEFINITIONS

As used in this bond:

    Computer System means:

     1.   computers,  with related peripheral and storage  components,  wherever located,
     2.   systems and applications software,
     3.   terminal devices, and
     4.   related  communication  networks  by  which  data  are  electronically collected, transmitted, processed, stored, and retrieved.

     Counterfeit  means  an  imitation  of an  actual  valid  original  which is intended to deceive and be taken as the original.

     Custodian  means the  institution  designed  by an  Investment  Company  to maintain possession and control of its assets.

     Customer  means an  individual,  corporate,  partnership  or trust customer shareholder  or  subscriber  of an  Investment  Company which has a written agreement with the INSURED for Voice Initiated Transactions.

                                                                   Page 12 of 15

CNA
     Employee means:

     1.   an officer of the INSURED,
     2.   a natural person while in the regular service of the INSURED at any of the INSURED'S offices and compensated  directly by the INSURED through its payroll system and subject to the United States  Internal  Revenue
          Service  Form  W-2 or  equivalent  income  reporting  plans  of  other countries,  and whom the  INSURED  has the right to control and direct both as to the  result to be  accomplished  and  details  and means by which such result is accomplished in the performance of such service,
     3.   an attorney  retained by the INSURED and an employee of such  attorney while either is performing legal services for the INSURED,
     4.   a person  provided by an employment  contractor  to perform  clerical, premises  maintenance  or security  duties for the  INSURED  under the
          INSURED'S supervision at any of the INSURED'S offices or premises,
     5.   an employee of an institution  merged or consolidated with the INSURED prior to the effective date of this bond,
     6.   a guest student  pursuing  studies or performing  duties in any of the
          INSURED'S offices,
     7.   each natural person,  partnership or corporation authorized by written agreement  with the  INSURED to perform  services as  electronic  data processor of checks or other accounting records related to such checks but only while such person,  partnership  or  corporation  is actually performing such services and not:
          a.   creating,  preparing,  modifying  or  maintaining  the  INSURED'S computer software or programs, or
          b.   acting as  transfer  agent or in any  other  agency  capacity  in issuing checks, drafts or securities for the INSURED,
     8.   a director or trustee of the INSURED,  but only while  performing acts within the scope of the  customary  and usual duties of any officer or employee of the INSURED or while  acting as a member of any  committee duly  elected or  appointed  to examine or audit or have custody of or access to Property of the INSURED, or
     9.   any  partner,  officer  or  employee  of  an  investment  adviser,  an underwriter (distributor),  a transfer agent or shareholder accounting recordkeeper,  or an  administrator,  for an Investment  Company while performing  acts coming  within the scope of the  customary  and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine,  audit or have custody of or access to Property of an Investment Company.

     The term Employee  shall not include any partner,  officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

     a.   which is not an "affiliated person" (as defined in Section 2(a) of the
          Investment  Company  Act of 1940) of an  Investment  Company or of the
          investment  adviser or underwriter  (distributor)  of such  Investment
          Company, or
     b.   which  is a "bank"  (as  defined  in  Section  2(a) of the  Investment
          Company Act of 1940).

     This bond does not afford  coverage in favor of the employers of persons as set  forth in 4. and 7.  above,  and upon  payment  to the  INSURED  by the
     UNDERWRITER  resulting  directly from Larceny or Embezzlement  committed by any of the  partners,  officers or  employees  of such  employers,  whether acting alone or in  collusion  with others,  an  assignment  of such of the
     INSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed  shall,  to the extent of such payment, be given by the INSURED to the  UNDERWRITER,  and the INSURED shall execute all papers  necessary to secure to the  UNDERWRITER the rights provided for herein.

                                                                   Page 13 of 15

CNA

     Each  employer  of  persons  as set  forth in 3.,  4. and 7.  above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the  purposes  of this bond,  excepting, however, the last paragraph of Section 18.

     Independent  contractors not specified in 3., 4.,7. above,  intermediaries, agents,  brokers or other  representatives  of the same  general  character shall not be considered Employees.

      Forgery  means the signing of the name of another  person or  organization with the intent to deceive but does not mean a signature which consists in whole or in part of one's  own name,  with or  without  authority,  in any capacity, for any purpose.

      Investment  Company  means an  investment  company  registered  under  the
      Investment  Company Act of 1940 and as listed under the NAME OF INSURED on the DECLARATIONS.

      Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

      Larceny or  Embezzlement  means  larceny or  embezzlement  as set forth in
      Section 37 of the Investment Company Act of 1940.

      Property means money (i.e., currency, coin, bank notes, or Federal Reserve notes);  postage and revenue  stamps;  U.S.  Savings  Stamps;  securities, including any note, stock,  treasury stock, bond,  debenture,  evidence of
      indebtedness,   certificate   of  deposit,   certificate  of  interest  or
      participation   in  any   profit-sharing   agreement,   collateral   trust
      certificate,  preorganization  certificate or  subscription,  transferable share,  investment  contract,  voting trust  certificate,  certificate  of deposit  for a security,  fractional  undivided  interest in oil,  gas, or other  mineral  rights,  any  interest or  instruments  commonly  known as security under the Investment  Company Act of 1940, any other  certificate of interest or  participation  in,  temporary or interim  certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange;  acceptances;  checks; withdrawal orders;  money  orders;  travelers'  letters of  credit;  bills of lading;
      abstracts of title;  insurance policies;  deeds;  mortgages on real estate and/or upon chattels and interests therein;  assignments of such policies, mortgages and  instruments;  other  valuable  papers,  including  books of accounts  and other  records  used by the  INSURED  in the  conduct of its business (but excluding all electronic data processing records);  and, all other  instruments  similar to or in the nature of the  foregoing in which
      the  INSURED   acquired   an  interest  at  the  time  of  the   INSURED'S
      consolidation  or merger with, or purchase of the  principal  assets of, a predecessor  or which are held by the  INSURED  for any  purpose or in any capacity  and whether so held  gratuitously  or not and whether or not the
      INSURED is liable therefor.

      Relative means the spouse of an Employee or partner of the INSURED and any unmarried  child  supported  wholly  by, or  living  in the home of,  such
      Employee or partner and being related to them by blood,  marriage or legal guardianship.

      Securities,   documents  or  other  written   instruments  means  original
      (including   original    counterparts)    negotiable   or   non-negotiable
      instruments,  or assignments thereof, which in and of themselves represent an equitable  interest,  ownership,  or debt and which are in the ordinary course of business  transferable by delivery of such  instruments with any necessary endorsements or assignments.

      Transportation  Company means any  organization  which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

                                                                   Page 14 of 15

CNA

Voice  Initiated  Election  means  any  election   concerning  dividend  options
available to Investment  Company  shareholders or subscribers which is requested by voice over the telephone.

Voice  Initiated  Redemption  means  any  redemption  of  shares  issued  by  an
Investment Company which is requested by voice over the telephone.

Voice Initiated  Transaction(s)  means any Voice  Initiated  Redemption or Voice
Initiated Election.

                Chairman of the Board                   Secretary

                                                                   Page 15 of 15

                    ADDING OR DEDUCTING INSUREDS RIDER

        It is agreed that:

         1. At the request of the Insured,  the Underwriter  adds to the list of
        Insured  under  the  attached  bond the  following:

        MorAmerica  Capital Corporation
        InvestAmerica Investment Advisors, Inc.

Accepted:

        ADDING OR DEDUCTING INSUREDS RIDER
FOR USE WITH ALL  FORMS  OF  BONDS  CONTAINING  A
JOINT INSURED  CLAUSE OR RIDER.  TO ADD OR DEDUCT
JOINT INSUREDS.
REVISED TO MAY, 1957.

This  rider/endorsement,  which  forms  part  of and is  for  attachment  to the following  described  bond/policy  issued by the designated  Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is  shown  below,  at the  hour  stated  in said  bond/policy  and  expires concurrently with said bond/policy.

--------------------------------------------------
                 Must Be Completed
--------------------------------------------------
  Rider/Endorsement No.         Policy No.

     1                         287018953-08
--------------------------------------------------

---------------------------------------------------------------------------

    Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the
             ----------------------------------------------
    bond/policy  Issued to:                    Effective date
    of
                             this rider/endorsement
---------------------------------------------------------------------------

CNA

 Countersigned by_______________________________________________________
                             Authorized Representative

                                                                     Page 1 of 1

                               INVESTMENT COMPANY
                         BOND GROWTH IN SIZE PROVISIONS

In  consideration  of  the  premium  paid,  it is  understood  and  agreed  that
CONDITIONS  AND  LIMITATIONS,  Section 14.  ADDITIONAL  OFFICES OR  EMPLOYEES --
CONSOLIDATION,  MERGER OR PURCHASE OR  ACQUISITION  OF ASSETS OR  LIABILITIES --
NOTICE TO UNDERWRITER is amended by the addition of the following:

14.      INCREASE IN SIZE

If an INSURED, other than an Investment Company as defined in the Policy, merges or  consolidates  with or purchases or acquires assets or liabilities of another entity,  there is no coverage under this bond for loss which involves any assets or employees  acquired as a result of that transaction  unless the INSURED gives the UNDERWRITER written notice of the proposed transaction prior to its proposed effective  date and obtains the written  consent of the  UNDERWRITER  to include those  assets  or  employees  under  this  bond  and pays  the  UNDERWRITER  any additional premium charged.

If an INSURED  creates,  other than by  acquisition,  a new  investment  company required  by the SEC Reg 17g-1 to have  coverage  of the type  afforded  by this bond, that investment company will be automatically insured hereunder,  provided that the total combined limit of liability for all INSURED covered hereunder, as required by SEC Reg 17g-1,  including the newly created  investment company does not exceed $450,000.  If the coverage required for the newly created  investment company will exceed that limit,  no coverage will be provided  hereunder for the investment company without the written consent of the UNDERWRITER.

If an Investment  Company requires an increase in limits to comply with SEC Reg.
17g-1 due to an  increase  in asset  size,  whether by growth of  current  funds insured under the bond or by the addition of new funds,  that increase in limits shall take place  automatically and will be covered until the next Annual Period without payment of additional premium, provided that the total combined limit of liability  for all  INSUREDS  under  this bond does not  exceed  $450,000  after including  the increase in limits  needed due to the increase in asset size.  If the increase in limits  needed as a result of the increase in assets will exceed
$450,000,  then the  increase  will not  occur  unless  written  consent  of the
UNDERWRITER is obtained.

Within 15 days of the end of each Annual Period, each Investment Company insured hereunder shall advise the UNDERWRITER, in writing, of its current asset size as of the  conclusion  of that Annual Period and shall pay to the  UNDERWRITER  any additional premium required by it for any newly created investment  companies or any increase in limits that will carry into the current Annual Period.
DEFINITIONS

Annual  Period means each  consecutive  twelve month period  commencing  on the effective date of this bond.

This  endorsement,  which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy,  unless another  effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

CNA
For All the Commitments You Make(R)

              Countersigned by_________________________________________________
                                Authorized Representative

CNA INSURANCE COMPANIES

                                                                     Page 1 of 1

CNA
                    TRADE AND ECONOMIC SANCTIONS ENDORSEMENT

In  consideration of the premium paid, a new condition is added to the policy as follows:

This policy does not provide coverage for Insureds, transactions or that part of loss that is  uninsurable  under the laws or  regulations  of the United  States concerning trade or economic sanctions.

All other terms and conditions of the Policy remain unchanged.

--------------------------------------------------------------------------------
 This  endorsement,  which forms a part of and is for  attachment  to the Policy issued by the designated  Insurers,  takes effect on the effective date of said
 Policy at the hour  stated in said Policy and  expires  concurrently  with said
 Policy unless another effective date is shown below.

 By Authorized Representative___________________________________________________
 (No  signature  is required if issued with the Policy or if it is  effective on the Policy Effective Date)
------------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Policy No:
                                                                                              Endorsement No:    3
                                                                                              Effective Date:

                             SECRETARY'S CERTIFICATE

         I, Montie L. Weisenberger,  being the duly appointed  Secretary of MACC
Private Equities, Inc. (the "Company"),  hereby certify that the resolutions set forth  below  were  approved  in  accordance  with  the  Company's  Articles  of
Incorporation,  by the Board of Directors, including a majority of the Directors of the Company who are not "interested persons," as that terni is defined in the
Investment  Company Act of 1940,  on April 29, 2008,  and that such  resolutions constitute a valid action of the Board

         WHEREAS,  the  Company  has  previously  obtained a fidelity  bond (the
"Bond") from Colombia Casualty Company (C.N.A.) (the "Underwriter"), a reputable fidelity  insurance  company  authorized  to write  fidelity  insurance  against larceny and embezzlement,  covering each officer and employee of the Company and the Company's  investment advisors who have access to the securities or funds of the Company; and

         WHEREAS,  the  Bond  currently  names  the  Company  and  InvestAmerica
Investment Advisors, Inc. (the "Sub-Advisor") as joint insureds, and the Company now desires to include  Eudaimonia  Asset  Management,  LLC (the  "Advisor"  and
together  with the  Company and the  Sub-Advisor,  the "Joint  Insureds")  as an
additional joint insured under the Bond.

         NOW, THEREFORE, BE IT AND IT HEREBY IS

         RESOLVED,  that the Advisor is being  included as an  additional  joint insured  under the Bond at the request of the  Underwriter,  and the Company has been  advised in writing  that no  additional  premium is being  charged for the inclusion  of the  Advisor  as an insured  under the Bond,  and  accordingly  no premium is  allocated  to the  Advisor as the premium is the same as the Company would have had to pay if a single  insured  bond were  obtained  for the Company alone;

         FURTHER RESOLVED,  that any individuals affiliated with the Advisor who are or would be  consider  covered  persons of the Company  ("Covered  Persons")
under Section 17(g) of the Investment Company Act of 1940, as amended (the "1940
Act") and Rule 17g-1  adopted under the 1940 Act (the "Rule") by virtue of their involvement  in the  administration  of the  Company  shall be added as  Covered
Persons under the Bond;

         FURTHER  RESOLVED,  that the  Secretary of the Company is designated as the officer of the Company to make filings and notices to the SEC  regarding the
Bond as required under the Rule;

         FURTHER  RESOLVED,  that the  President  and any Vice  President of the
Company are hereby  authorized  and  directed to execute on behalf of and in the name of the Company,  and in accordance  with the rules and  regulations  of the
SEC, any documents necessary to include the Advisor as a Joint Insured under the
Bond and to consummate any action contemplated by these resolutions;

event a recovery is received  under the Bond as a result of a loss  sustained by one  of  the  Joint  Insureds,  the  Company  shall  receive  an  equitable  and proportionate  share of the recovery,  but at least in the amount which it would have  received  had it provided and  maintained  a single  insured bond with the minimum  coverage  required by law,  prior to  allocation of any recovery to the
Advisor or Sub-Advisor; and

         FURTHER RESOLVED, that all actions taken by the officers of the Company in furtherance of the foregoing  resolutions are hereby  ratified,  approved and adopted, and that the officers of the Company are hereby authorized and directed to take whatever  other actions that may be necessary or convenient to carry out the foregoing resolutions.

Dated: May 6, 2008                          /s/ Montie L. Weisenberger
                                            --------------------------------
                                            Montie L. Weisenberger Secretary
                                            MACC Private Equities, Inc.